Exhibit 10.29

AMENDMENT NUMBER SEVEN
to the
Master Loan and Security Agreement
Dated as of March 21, 2002
by and between
E-LOAN, INC.
and
GREENWICH CAPITAL FINANCIAL PRODUCTS, INC.

This AMENDMENT NUMBER SEVEN is made this 16th day of September, 2003, by and between E-LOAN, INC., having an address at 5875 Arnold Road, Dublin, California 94568 (the "Borrower") and GREENWICH CAPITAL FINANCIAL PRODUCTS, INC., having an address at 600 Steamboat Road, Greenwich, Connecticut 06830 (the "Lender"), to the Master Loan and Security Agreement, dated as of March 21, 2002, by and between the Borrower and the Lender, as amended (the "Agreement"). Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Agreement.

RECITALS

WHEREAS, the Borrower has requested that the Lender agree to amend the Agreement to provide for the electronic delivery of any Notice of Borrowing and Pledge and to remove the term "Reset Date" , each as more expressly set forth below.

WHEREAS, as of the date of this Amendment Number Seven, the Borrower represents to the Lender that it is in compliance with all of the representations and warranties and all of the affirmative and negative covenants set forth in the Loan Agreement and is not in default under the Agreement.

WHEREAS, the Borrower and the Lender have agreed to amend the Agreement as set forth herein.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and for the mutual covenants herein contained, the parties hereto hereby agree as follows:

SECTION 1. Effective as of September 16, 2003, Section 1 of the Agreement is hereby amended by deleting the definitions of "Interest Period" and "LIBO Rate" and replacing them with the with the following:

"Interest Period" shall mean, with respect to any Advance, the period commencing on the Funding Date with respect to such Advance and ending on the Payment Date.

"LIBO Rate" shall mean with respect to each Interest Period pertaining to an Advance, a rate per annum determined by the Lender in its sole discretion in accordance with the following formula (rounded upwards to the nearest $1/100^{th}$ of one percent), which rate as determined by the Lender shall be conclusive absent manifest error by the Lender:

$$\frac{\text{LIBO Base Rate}}{1.00 - \text{LIBO Reserve Requirements}}$$

The LIBO Rate shall be calculated each Funding Date commencing with the first Funding Date.

SECTION 2. Effective as of September 16, 2003, Section 1 of the Agreement is hereby amended by adding the following definition:

"Payment Date" shall mean the date on which any Advance is required to be repaid, which date shall be the date which is 45 days following the related Funding Date, except to the extent otherwise agreed by the parties in writing.

SECTION 3. Effective as of September 16, 2003, Section 1 of the Agreement is hereby amended by deleting the definition of "Reset Date."

SECTION 4. Effective as of September 16, 2003, Section 2.03(a) of the Agreement is hereby amended to read in its entirety as follows:

(a)   Borrowing Procedure for Requesting an Advance. The Borrower may request a borrowing to be secured by any Mortgage Loans hereunder, on any Business Day during the period from and including the Effective Date to the Termination Date, by delivering to the Lender, with a copy to the Custodian, a Mortgage Loan Data Transmission and an irrevocable Notice of Borrowing and Pledge delivered by the Borrower in hard copy or electronic format substantially in the form of Exhibit D hereto, or other form acceptable to the Lender in its sole discretion (a "Notice of Borrowing and Pledge"), appropriately completed, a Mortgage Loan Data Transmission and Wire Instruction Data; provided that, in connection with any Notice of Borrowing and Pledge, the Borrower shall be deemed to have made the certifications and representations and warranties set forth in Exhibit D hereto regardless of the form of such Notice of Borrowing and Pledge. The Notice of Borrowing and Pledge, Mortgage Loan Data Transmission and Wire Instruction Data must be received no later than 6:00 p.m (eastern time) one Business Day prior to the requested Funding Date for any Advance to be made by 9:00 a.m. (eastern time) on the Funding Date and no later than 3:00 p.m. (eastern time) on the requested Funding Date with respect to an Advance to be made by 4:00 p.m. (eastern time) on the Funding Date. Such Notice of Borrowing and Pledge shall clearly indicate those Mortgage Loans that are intended to be Wet Loans and Dry Loans and include a Mortgage Loan List in respect of the Eligible Mortgage Loans that the Borrower proposes to pledge to the Lender and to be included in the Borrowing Base in connection with such borrowing; provided, however to the extent that any such requested borrowing shall constitute an Uncommitted Advance, the Lender may, at its sole option, elect not to make such Uncommitted Advance. Upon the Lender's request, the Borrower will deliver to the Lender a Takeout Commitment confirmation and assignment acknowledged by the Takeout Investor for each Mortgage Loan to be pledged to the Lender hereunder. The Borrower agrees to immediately report to the Custodian and the Lender by facsimile transmission within one Business Day of discovery that any Wet Loans that were previously pledged to the Borrower do not close for any reason including, but not limited to, a Recission.   The Custodian will deliver a notice of intent to issue a Trust Receipt to Lender after the Custodian has reviewed the documents required to be reviewed pursuant to Section 2(a)(II) of the Custodial Agreement.

SECTION 5.   Effective as of September 16, 2003, Section 2.05 of the Agreement is hereby amended by deleting subparts (b), (c) and (d) and replacing them with the following:

(b)   No later than the Business Day prior to each Payment Date, the Lender shall provide to the Borrower a report which shall state the interest amount due for the current interest period on the Advance.

(c)   The Borrower shall pay to the Lender interest on the unpaid principal amount of each Advance for the period from and including the date of such Advance to but excluding the date such Advance shall be paid in full, at a rate per annum equal to the LIBO Rate plus the Applicable Margin.   Notwithstanding the foregoing, the Borrower shall pay to the Lender interest at the applicable Post-Default Rate on any principal of any Advance and on any other amount payable by the Borrower hereunder or under the Note, that shall not be paid in full when due (whether at stated maturity, by acceleration or by mandatory prepayment or otherwise), for the period from and including the due date thereof to but excluding the date the same is paid in full.   Accrued interest on each Advance as calculated in Section 2.05(b) above shall be payable on each Payment Date (except to the extent the Lender, in its sole discretion, consents to a later date) and on the Termination Date, notwithstanding anything herein to the contrary, except that interest payable at the Post-Default Rate (including without limitation any interest on Advances which are not repaid on the related Payment Date) shall accrue daily and shall be payable promptly upon receipt of invoice.   Promptly after the determination of any interest rate provided for herein or any change therein, the Lender shall give written notice thereof to the Borrower.

(d)   The Borrower and the Lender acknowledge that the proceeds of Collateral may be held in the Collection Account pursuant to the Collection Account Agreement. The Lender agrees that if no Event of Default shall have occurred and be continuing, on the first calendar day of each calendar month, or if such day is not a Business Day, the next succeeding Business Day, the Collection Bank shall be permitted to remit such amounts then held in such Collection Account at the direction of the Borrower until notified to the contrary by the Lender.

SECTION 6. Effective as of September 16, 2003, Section 2.07 (b) is hereby amended by deleting the reference to the term "Reset Date" and replacing it with "Payment Date."

SECTION 7.   Fees and Expenses. The Borrower agrees to pay to the Lender all fees and out of pocket expenses incurred by the Lender in connection with this Amendment Number Seven (including all reasonable fees and out of pocket costs and expenses of the Lender's legal counsel incurred in connection with this Amendment Number Seven), in accordance with Section 11.03 of the Loan Agreement.

SECTION 8.   Defined Terms. Any terms capitalized but not otherwise defined herein should have the respective meanings set forth in the Agreement.

SECTION 9. Limited Effect. Except as amended hereby, the Agreement shall continue in full force and effect in accordance with its terms. Reference to this Amendment Number Seven need not be made in the Agreement or any other instrument or document executed in connection therewith, or in any certificate, letter or communication issued or made pursuant to, or with respect to, the Agreement, any reference in any of such items to the Agreement being sufficient to refer to the Agreement as amended hereby.

SECTION 10. Representations. In order to induce the Lender to execute and deliver this Amendment Number Seven, the Borrower hereby represents to the Lender that as of the date hereof, the Borrower is in full compliance with all of the terms and conditions of the Agreement and no Default or Event of Default has occurred and is continuing under the Agreement.

SECTION 11. Governing Law. This Amendment Number Seven shall be construed in accordance with the laws of the State of New York and the obligations, rights, and remedies of the parties hereunder shall be determined in accordance with such laws without regard to conflict of laws doctrine applied in such state (other than Section 5-1401 of the New York General Obligations Law).

SECTION 12. Counterparts. This Amendment Number Seven may be executed by each of the parties hereto on any number of separate counterparts, each of which shall be an original and all of which taken together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the Borrower and the Lender have caused this Amendment Number Seven to be executed and delivered by their duly authorized officers as of the day and year first above written.

E-LOAN, INC.
(Borrower)

By: ___/s/_____
Name: Matt Roberts
Title: CFO

GREENWICH CAPITAL FINANCIAL
PRODUCTS. INC.
(Lender)

By: ___/s/_____
Name: Anthony Palmisano
Title: Vice President